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Code of Business Conduct and Ethics

November 25, 2009

To all Employees, Officers and Directors:

China Recycling Energy Corporation’s Board of Directors has adopted a Code of Business Conduct and Ethics that reaffirms the Company’s commitment to high standards of ethical conduct and reinforces our business ethics, policies and procedures.

Please review the Code of Business Conduct and Ethics and ensure that you and those around you comply with its provisions.

_________________________________
Guohua Ku
Chairman and CEO

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Letter from the Chief Executive Officer

Welcome to China Recycling Energy Corporation (“CREG”).

It is my sincere hope that you will not only find this a pleasant place to work, but one that offers you opportunities, challenges and satisfaction both professionally and personally.  From the first day of business, CREG has always considered its employees its most valuable asset.  Yes, you were qualified for the job, but you were chosen because you embody the character traits and personal attributes we value as essential to the future growth and success of this company.  CREG is respected in the industry for its high standard of quality products, services and ethics.  That bar is set by our employees.

I look forward to a rewarding and productive working relationship with you.

_________________________________ Guohua Ku Chairman and CEO

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INTRODUCTION

This Handbook presents various policies, benefits, and a commitment to a high standard of ethical conduct for employees of CREG.  It is important that every employee read this Handbook and understand its contents.

It is the intent of CREG to maintain an environment that fosters sensitivity to employee concerns while contributing to a financially sound and growing company.  In keeping with this intent, it may be necessary on occasion for practices described in this Handbook to be improved, revised, modified, changed, or terminated to guide employees in their representation of CREG.

If this handbook conflicts with any state or in-country laws and regulations, local laws and regulations will supersede the handbook.

These are general policies and procedures meant to be used as guides in equitably handling employee-relations issues.  They are subject not only to change and review at CREG’s discretion, but to intelligent administration recognizing unique circumstances which may justify variation in the application.  Constructive suggestions are always welcome.

Since many of the policies are described only briefly, contact the Human Resources Department for more details.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (the “Code”) applies to China Recycling Energy Corporation and all subsidiaries and entities controlled by it (collectively, the “Company”) and the Company’s directors, officers and employees.  Compliance with the Code is required of all Company personnel at all times.  Because any illegal or unethical action is unacceptable, including the appearance of misconduct or impropriety by anyone acting on the Company’s behalf, the Company’s agents, representatives and consultants should also follow the Code.

The Code, however, is not intended to be a comprehensive manual that covers every situation that Company personnel might encounter.  In many cases, more specific requirements are contained in the various corporate policies, procedures and guidelines, which can be obtained from your department manager and through the Human Resources Department.

Enforcement

The Board of Directors has charged the Company’s senior management with ensuring that this Code and the Company’s corporate policies will govern, without exception, all business activities of the Company.

If you have any questions on the Code, please contact the Compliance Officer, at 86-29-8765-1096.

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A.  Waivers of the Code

In certain extraordinary situations, a waiver of a provision of the Code may be granted.  Contact your department manager or the Compliance Officer if you believe special circumstances warrant a waiver of any of the Code’s provisions.  Only the Company’s Board of Directors or a Committee of the Board of Directors may issue a waiver of the Code for executive officers or directors, and the waiver must be promptly disclosed to shareholders.

“Conflict of Interest” and How to Avoid It

A.  General Guidance

Business decisions and actions must be based on the best interests of the Company, and must not be motivated by personal considerations or relationships.  Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect your independent and sound judgment on behalf of the Company.  General guidelines to help personnel better understand several of the most common examples of situations that may cause a Code of Business Conduct and Ethics conflict of interest are listed below.  However, personnel are required to disclose to management any situation that may be, or appear to be, a conflict of interest.  When in doubt, it is best to discuss your specific situation with  the Compliance Officer.

B.  Outside Employment

Company officers and employees may not work for, or receive payments for services from, any competitor, customer, distributor or supplier of the Company without approval of management.  Any outside activity must be strictly separated from Company employment and should not impact job performance at the Company.

C.  Board Memberships

Company personnel serving on the board of directors or a similar body for an outside company or government agency requires the advance approval of management ..  Helping the community by serving on boards of non-profit or community organizations is encouraged, and does not require prior approval.

D.  Family Members and Close Personal Relationships

Company personnel may not use personal influence to direct Company business to a company in which any family member or friend has an interest.

E.  Investments

Company personnel may not allow their personal investments to influence, or appear to influence, their independent and sound judgment on behalf of the Company.  If there is any doubt about how an investment might be perceived, it should be disclosed to management.

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F.  Gifts

1.  Gifts to Employees- Company personnel cannot accept kickbacks, lavish gifts or gratuities.  Company personnel may accept items of nominal value, such as small promotional items bearing another company’s name.  Company personnel may not accept anything that might make it appear that their judgment for the Company would be compromised.

In some rare situations, it would be impractical or harmful to refuse or return a gift.  When this happens, discuss the situation with management.

2.  Gifts Given by the Company- Some business situations call for giving gifts.  The Company’s gifts must be legal, reasonable, and approved by management.  Company personnel may never pay bribes.

Company personnel may not provide any gift if it is prohibited by law such as to public servants or by the policy of the recipient’s organization .  For example, the employees of many governmental entities around the world are prohibited from accepting gifts and United State’s Foreign Corrupt Practices Act of 1977 generally prohibits gifts to government officials or government employees in connection with a business transaction.  If in doubt, discuss your specific circumstances with the Compliance Officer .

G.  Entertainment

1.  Entertainment of Employees- Company personnel may accept entertainment that is reasonable in the context of the Company’s business and that advances the Company’s interests.  For example, accompanying a business associate to a local cultural or sporting event, or to a business meal, would in most cases be acceptable.

Entertainment that is lavish or frequent may appear to influence one’s independent judgment on behalf of the Company.  Accepting entertainment that may appear inappropriate should be discussed with management in advance.

2.  Entertainment by the Company- Company personnel may provide entertainment that is reasonable in the context of the Company’s business.  If you have a concern about whether providing entertainment is appropriate, discuss the issue with management in advance.

H.  Travel

1.  Acceptance of Travel Expenses- Company personnel may accept transportation and lodging provided by a Company supplier or other third party, if the trip is for business and is approved in advance by the individual’s supervisor.

2.  Providing Travel- Unless prohibited by law or the policies of the recipient’s organization, the Company may pay the transportation and lodging expenses incurred by customers, agents or suppliers  in connection with a visit to a Company facility or product installation.  The visit must be for a business purpose and must be approved in advance by management .

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The Company may establish additional guidelines regarding gifts, entertainment, travel and  compliance with the Foreign Corrupt Practices Act of 1977, but the general prohibition is described above an you should contact the Compliance  Officer if you have any questions.

Taking Company Business Opportunities

Company personnel may not take for themselves opportunities that rightfully belong to the Company.  These opportunities rightfully belong to the Company when, for example, the Company has pursued the opportunity, when it has been offered to the Company, when it is the kind of business the Company competes in, when the Company has funded it, when the Company has devoted facilities or personnel to develop it, or when it is in the same line of business as the Company’s business.

Protection of Company Property and Assets

All employees have a responsibility to protect the Company’s assets from loss, damage, misuse or theft.  The Company’s assets, such as funds, equipment, products or computers, may only be used for business purposes and other purposes approved by management.  The Company’s assets may never be used for illegal purposes.  The Company’s property should not be taken out of Company facilities unless necessary and authorized in connection with Company work.

Proprietary Information

All confidential information of the Company must be protected.  Confidential information includes, for example, pricing, inventions, financial data, trade secrets and know-how, acquisition and divestiture opportunities, marketing and sales programs, research and development information and customer and supplier information.  Confidential information also includes information that suppliers and customers have entrusted to the Company and/or its employees.

No employee should disclose the Company’s confidential or proprietary information to anyone within or outside of the Company unless the recipient will generally need this information to carry out his or her assigned responsibilities as an employee of the Company, or as an outsider who has been properly authorized by management to receive such information.  Inquiries from the press, media, investors or the public regarding the Company should only be answered by the officers or employees designated to respond to such inquiries.  The obligation not to disclose the Company’s confidential or proprietary information continues after employment with the Company terminates.

Compliance with the Law

It is the policy of the Company that its business shall be conducted in accordance with all applicable laws of the United States and foreign jurisdictions, and in a manner that will always reflect a high standard of ethics.  The laws and regulations applicable to the Company are far reaching and complex.  Compliance with the law does not comprise our entire ethical responsibility; rather, it is a minimum, absolutely essential condition for performance of our duties.  Perceived pressure from supervisors or demands due to business conditions are not excuses for violating the law.  Any questions or concerns about the legality of an action should be addressed with management or the Compliance Officer.

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Inside Information and Securities Trading

In the course of business activities, an employee may become aware of nonpublic information regarding the business, operations or securities of the Company.  The United States securities laws prohibit trading securities on the basis of such nonpublic information (often called “inside information”) if it is material.  Information is deemed to be material if an investor would consider it important in deciding whether to buy, sell, or hold securities.  Examples of items that may be material include:

•	Financial results and forecasts.

•	Possible mergers, acquisitions, divestures and investments.

•	Obtaining or losing important contracts.

•	Significant discoveries.

•	Major litigation developments.

Information is considered to be nonpublic unless it has been adequately disclosed to the public and there has been sufficient time and opportunity for the market as a whole to assimilate the information.  Generally, this means that the information has been available to the public for at least three business days.

An employee who is aware of nonpublic material information related to the Company, or to firms negotiating or competing with the Company, may not buy or sell shares or other securities of the Company or these firms.  Such information may not be disclosed to anyone, other than Company employees or appropriate agents or representatives who have established their need to know, until the information has been adequately disclosed to the public by authorized Company officials.

In addition, the Company has an insider trading policy, a copy of which is furnished to all employees.  All employees, officers and directors are expected to be aware of and comply with the Company insider trading policy.

Fair Competition

No employee should ever use any illegal or unethical method to gather competitive information.  Stealing proprietary information, possessing trade secret information that was obtained without consent or inducing such disclosures by past or present employees of other companies is prohibited.

Additionally, the Company and its employees are required to comply with the antitrust and unfair competition laws of the United States and the other countries in which the Company does business.  Employees who question whether a contemplated action may violate fair competition laws should speak to their supervisors or to the Compliance Officer.

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Responsibility to the Company’s Employees

The Company is committed to treating all employees with honesty, fairness and respect, and providing a safe and healthy work environment.  Abusive, harassing or offensive conduct is unacceptable, whether verbal or physical.  Examples include derogatory comments based on racial or ethnic characteristics and sexual advances.  Employees are directed to report harassment when it occurs.  Additionally, the Company is committed to providing all employees and others who are on Company property with a safe and secure environment.  Accordingly, all personnel will comply with all health and safety laws and regulations as well as Company policies governing health and safety.  All personnel are responsible for immediately reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or other designated person.

Accuracy and Retention of Business Records

3.  General- Generally accepted accounting principles and applicable United States laws require that transactions and events relating to the Company’s assets must be properly recorded in the books and accounts of the Company and accurately reported in the applicable reports required by and filed with the Securities and Exchange Commission (the “SEC”) and other United States regulatory agencies.  As a result, all financial personnel shall make and retain books, records and accounts that, in reasonable detail, accurately, completely and objectively reflect transactions and events, and conform both to required accounting principles and to the Company’s systems of internal controls.  No false or artificial entries may be made.  No entry may be made or recorded in the Company’s books and records or reported in any disclosure document that misrepresents, hides or disguises the true nature of the event or transaction, and all entries and reports must be made in a timely manner.

4.  Additional Requirements for Senior Financial Officers- In addition to the requirements specified in the Code, the Company’s senior financial officers, including, but not limited to, the Chief Financial Officer, Controller or persons performing similar functions, must:

•	conduct themselves in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	compile full, fair, accurate, timely and understandable disclosure in the periodic reports of the Company; and

•	comply with applicable governmental rules and regulations.

Any change or waiver of the code of ethics for senior financial officers must be immediately disclosed by means of filing a Form 8-K, dissemination by the Internet or by other electronic means, or in accordance with the rules and regulations promulgated by the SEC or the stock exchange governing the Company.

Document Retention

Employees should consult the Company’s various work instructions for questions related to the Company’s document retention guidelines or the propriety of disposing of a Company document or record.

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Where to Go With a Question, Concern or to Report a Violation

If you need an explanation or you want to know if a provision of the Code applies to a particular situation, the best place to start is with  the Compliance Officer.

If you believe a fellow employee is violating the Code or otherwise acting in an illegal or unethical manner, you must report it.  Doing so will not be considered an act of disloyalty; rather, such action demonstrates your sense of commitment, responsibility and fairness to the Company’s customers, shareholders and fellow employees.  Such action also helps safeguard the reputation and the assets of the Company.

Reporting violations of the code is also necessary because in some cases failure to report an illegal act by another person is itself a criminal act for which you could be prosecuted.

Violations of the Code may cause an employee, officer or director to be subject to disciplinary action up to and including termination of employment.

Violations may be reported to your supervisor/manager, the Human Resources Department, or an officer of the Company.  If you do not believe that the violation has been adequately addressed, report the violation to the Compliance Officer.  Your report will be investigated with confidentiality and you will be protected from retaliation.  It is unacceptable to file a report knowing it to be false.  False reports may result in disciplinary action up to and including termination of employment.

I.  How to Submit a Complaint or Concern

There are  several ways for you to submit complaints or concerns about the possible violations of the Code:

1.  By sending a written description of the concern or complaint to a designated e-mail address:  tch@creg-cn.com

2.  By calling the following hotline number regarding your concern or complaint:

Local:                      86-29-8765-1096

3.  In person to the Compliance Officer located at Suite 909, Tower B, Chang An International Building, No. 88 Nan Guan Zheng Jie, Xi An City, Shan Xi province, China.

J.  Receipt and Retention of Submissions

1.  Receipt-The Compliance Officer, , will check the above-mentioned e-mail address  on a weekly basis and review all submissions.

2.  Retention-All emails shall be maintained in a confidential file by the Compliance Officer.  Access to the confidential file shall be restricted to the Compliance Officer, and members of the Audit Committee.  All submissions shall be maintained in such file for a minimum of five (5) years following receipt of such submissions.

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K.  Treatment of and Response to Submissions

1.  Review and Response- The Compliance Officer shall promptly review all submissions and report in writing all complaints or concerns contained in them to the Audit Committee in executive session, with independent and objective assessment of the complaint or concern and, to the extent relevant, recommended course of action.  In appropriate circumstances, the Compliance Officer shall have the authority, in his or her discretion, to bring any submission immediately to the attention of the Audit Committee or to the Chairman of the Audit Committee.  All submissions being reviewed at an Audit Committee meeting will be physically present at the meeting and available for Audit Committee inspection.  The Audit Committee shall determine the appropriate means of addressing the concerns or complaints and delegate that task to the appropriate member of senior management, or take such other action as it deems necessary or appropriate to address the concern or complaint, including obtaining outside counsel or other advisors to assist the Committee.

2.  Follow-up- The Compliance Officer is the designated contact person for employees who wish to follow up on their submission.  If, after discussion with the contact person, an employee concludes that appropriate action has not taken place, he or she may report the matter directly to a member of the Audit Committee.

3.  Documentation of Response- Receipt of all submissions that are not anonymous must be acknowledged either orally or in writing, unless the employee submitting the complaint or concern indicates otherwise.  The Compliance Officer shall maintain a record of the response to each submission, including the date of the acknowledgement and any other actions taken.  Such records shall be maintained in the confidential file with the submissions.